                             File No. 69-302



    SECURITIES AND EXCHANGE COMMISSION
             Washington, D.C.






                FORM U-3A-2






   Statement by Holding Company Claiming
    Exemption under Rule U-3A-2 from the
  Provisions of the Public Utility Holding
            Company Act of 1935





   To be Filed Annually Prior to March 1






              FPL GROUP, INC.






hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

        FPL Group, Inc. ("Claimant") is a Florida corporation, organized in 1984, with its principal executive offices at 700 Universe Boulevard, Juno Beach,
        Florida 33408. Claimant's business is the holding of all the outstanding capital stock of its subsidiaries.

        The name, jurisdiction of incorporation, location and nature of business of each subsidiary of Claimant, as of December 31, 1995 is set forth in Appendix 1 hereto.

2. A brief discussion of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

        Claimant owns no property used in the generation or production, transmission, or distribution of natural or manufactured gas or of electric energy for sale.

        Claimant's only subsidiary public utility company is Florida Power & Light Company ("FPL"), a Florida corporation, which is an electric utility company. A description of the properties of FPL used for the generation, transmission, or distribution of electric energy for sale is set forth in Appendix 2 hereto. All of these properties are located within the State of Florida except for Scherer Unit No. 4 which is located in Georgia.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

        (a) Number of kwh of electric energy sold (at retail or wholesale) or Mcf. of natural or manufactured gas distributed at retail.

             Claimant -     None
             FPL      -     79,756,229,123 kwh

        (b) Number of kwh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

             Claimant -     None
             FPL      -     None

        (c) Number of kwh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

             Claimant -     None
             FPL      -     339,859,000 kwh

        (d) Number of kwh of electric energy and Mcf. of natural or manufactured gas purchased outside the state in which each such company is organized, or at the state line.

             Claimant -     None
             FPL      -     6,016,013,000 kwh

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

        (a)  Name, location, business address and
             description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

             Claimant's only interest in an EWG is Doswell
             Limited Partnership ("Doswell"), the business address of which is 2112 W. Laburnum Avenue, Suite 108, Richmond, VA 23227. The facility is a 663 megawatt gas-fired combined cycle plant located in Hanover County, Virginia, which sells 100% of its power to Virginia
             Electric and Power Company.

        (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

             ESI Doswell, Inc. and ESI LP, Inc. each own a limited partnership interest in Doswell.
             These interests in the aggregate will average approximately 43% over the life of the partnership. ESI Doswell, Inc. and ESI LP,
             Inc. are wholly-owned subsidiaries of ESI
             Energy, Inc., which is a wholly-owned
             subsidiary of FPL Group Capital Inc, a
             wholly-owned subsidiary of Claimant.

        (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

             ESI Doswell, Inc.'s and ESI LP, Inc.'s
             combined investment balance in the EWG
             consists of $31.6 million of equity
             contributions plus $3.8 million of unamortized purchase price in excess of equity in the underlying net assets of Doswell. Claimant and its other system companies do not directly or indirectly guarantee any security of Doswell, nor is there any recourse to Claimant or another system company for any financial obligations of Doswell.

        (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

             Doswell
             Total Partners' Capital         =  $34,538,495
             Total Debt Obligations          = $421,147,524
             Net Income                      =   $9,193,214
             Claimant's Equity in Net Income =   $2,182,916

        (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

             None

                                   EXHIBIT A


A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.


                  Company                                      Pages

FPL Group, Inc. and Subsidiaries                                5-6

Florida Power & Light Company and Subsidiaries                  7-8

FPL Group Capital Inc and Subsidiaries                         9-12

Alandco Inc. and Subsidiaries                                 13-14

ESI Energy, Inc. and Subsidiaries                             15-26

Palms Insurance Company, Limited and Subsidiary               27-28

Telesat Cablevision, Inc. and Subsidiaries                    29-34

Turner Foods Corporation and Subsidiaries                     35-38

Notes to Consolidating Financial Statements                    39

FPL GROUP, INC. AND SUBSIDIARIES                                                                                    5
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995
Thousands of Dollars                                       Florida
                                                            Power     FPL Group               Adjusting
                                                 FPL       & Light     Capital       CAS          &       FPL Group,
                                                Group,     Company       Inc     Investments,   Elim.        Inc.
ASSETS                                           Inc.   Consolidated Consolidated    Inc.      Entries   Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Electric utility plant - at cost                     $0 $16,034,653          $0          $0          $0  $16,034,653
 Nuclear fuel under capital lease                      0     179,100           0           0           0      179,100
 Construction work in progress                         0     317,739           0           0           0      317,739
 Other property                                        0       4,537     189,201           0           1      193,739
 Less accumulated depr. & amort.                       0   6,832,201      41,048           0           1    6,873,250
    Total property, plant and eqpt. - net              0   9,703,828     148,153           0           0    9,851,981

CURRENT ASSETS
 Cash and cash equivalents                         9,520         412      36,101         144           0       46,177
 Customer receivables - net                            0     479,838       2,488           0           0      482,326
 Materials, supplies & fossil fuel stock               0     230,553      16,770           0           0      247,323
 Deferred clause expenses                              0      81,451           0           0           0       81,451
 Other                                             8,375      98,963      33,732       1,381     (14,380)     128,071
    Total current assets                          17,895     891,217      89,091       1,525     (14,380)     985,348

OTHER ASSETS:
 Special use funds of FPL                              0     646,846           0           0           0      646,846
 Other investments                             4,703,676       3,582     767,295      17,894  (5,045,441)     447,006
 Unamort. debt reacquisition costs of FPL              0     294,844           0           0           0      294,844
 Other                                            13,518     210,942      18,890           0     (10,149)     233,201
    Total other assets                         4,717,194   1,156,214     786,185      17,894  (5,055,590)   1,621,897

    TOTAL ASSETS                              $4,735,089 $11,751,259  $1,023,429     $19,419 ($5,069,970) $12,459,226

CAPITALIZATION
 Common shareholders' equity                  $4,392,509  $4,473,708    $212,815     $15,918 ($4,702,441)  $4,392,509
 Pref. stock without sinking fund requirement          0     289,580           0           0           0      289,580
 Pref. stock with sinking fund requirements            0      50,000           0           0           0       50,000
 Long-term debt                                        0   3,094,050     282,563           0           0    3,376,613
    Total capitalization                       4,392,509   7,907,338     495,378      15,918  (4,702,441)   8,108,702

CURRENT LIABILITIES
 Commercial paper                                      0     178,500           0           0           0      178,500
 Cur. matur. of long-term debt & pref. stock           0     204,000       7,902           0           0      211,902
 Accounts payable                                      0     299,987       5,139           0           0      305,126
 Customers' deposits                                   0     234,858         190           0           0      235,048
 Accrued interest and taxes                       (1,179)    210,559       6,748      10,601      (6,794)     219,935
 Deferred clause revenues                              0      78,809           0           0           0       78,809
 Other                                            22,753     254,239       4,131           0      (6,300)     274,823
    Total current liabilities                     21,574   1,460,952      24,110      10,601     (13,094)   1,504,143

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes               (29,015)  1,204,315     422,853      (7,100)     (3,604)   1,587,449
 Deferred regulatory credit - income taxes             0     144,351           0           0           0      144,351
 Unamortized investment tax credits                    0     281,966           0           0           0      281,966
 Other                                           350,021     752,337      81,088           0    (350,831)     832,615
    Total other liabilities & deferred credit    321,006   2,382,969     503,941      (7,100)   (354,435)   2,846,381

TOTAL CAPITALIZATION AND LIABILITIES          $4,735,089 $11,751,259  $1,023,429     $19,419 ($5,069,970) $12,459,226

FPL GROUP, INC. AND SUBSIDIARIES                                                                                    6
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1995
Thousands of Dollars                                       Florida
                                                            Power     FPL Group               Adjusting
                                                 FPL       & Light     Capital       CAS          &       FPL Group,
                                                Group,     Company       Inc     Investments,   Elim.        Inc.
INCOME STATEMENT                                 Inc.   Consolidated Consolidated    Inc.      Entries   Consolidated
OPERATING REVENUES                                    $0  $5,530,057     $62,472          $0        ($44)  $5,592,485

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0   1,721,730           0           0           0    1,721,730
 Other operations and maintenance                    743   1,138,347      67,191         207         (44)   1,206,444
 Depreciation & amortization                           0     909,357       8,579           0           0      917,936
 Taxes other than income taxes                         3     547,976       1,290           0           0      549,269
    Total operating expenses                         746   4,317,410      77,060         207         (44)   4,395,379
OPERATING INCOME                                    (746)  1,212,647     (14,588)       (207)          0    1,197,106

OTHER INCOME (DEDUCTIONS):
 Interest charges                                (34,071)   (269,952)    (20,717)          0      34,071     (290,669)
 Preferred stock dividend requirements                 0     (43,402)          0           0           0      (43,402)
 Other-net                                       574,716      10,973      37,294        (184)   (603,929)      18,870
    Interest expense and other - net             540,645    (302,381)     16,577        (184)   (569,858)    (315,201)

INCOME BEFORE INCOME TAXES                       539,899     910,266       1,989        (391)   (569,858)     881,905

INCOME TAXES                                     (13,412)    342,294        (151)       (137)          0      328,594

NET INCOME (LOSS)                                553,311     567,972       2,140        (254)   (569,858)     553,311
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR    1,013,793     865,981    (916,877)         73      50,823    1,013,793
DEDUCT:
 Dividends                                       308,582     557,923       2,140           0    (560,063)     308,582
 Other                                                 0       3,984           0           0      (3,984)           0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR    $1,258,522    $872,046   ($916,877)      ($181)    $45,012   $1,258,522

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES                                                                                  7
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995
Thousands of Dollars                                                                                                    Florida
                                               Florida       Land                   FPL                   Adjusting      Power
                                                Power      Resource     FPL        Energy       KPB           &         & Light
                                               & Light    Investment  Enersys    Services,   Financial      Elim.       Company
ASSETS                                         Company     Company      Inc.        Inc.       Corp.       Entries    Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Electric utility plant - at cost            $15,837,701    $196,952         $0          $0          $0           $0  $16,034,653
 Nuclear fuel under capital lease                179,100           0          0           0           0            0      179,100
 Construction work in progress                   317,078         661          0           0           0            0      317,739
 Other property                                    4,462           0          0          75           0            0        4,537
 Less accumulated depr. & amort.               6,793,374      38,827          0           0           0            0    6,832,201
    Total property, plant and eqpt. - net      9,544,967     158,786          0          75           0            0    9,703,828

CURRENT ASSETS
 Cash and cash equivalents                           171           0          0           0         241            0          412
 Customer receivables - net                      146,824           0          0         833     332,181            0      479,838
 Materials, supplies & fossil fuel stock         230,553           0          0           0           0            0      230,553
 Deferred clause expenses                         81,451           0          0           0           0            0       81,451
 Other                                           431,016      42,718          0       1,074      17,014     (392,859)      98,963
    Total current assets                         890,015      42,718          0       1,907     349,436     (392,859)     891,217

OTHER ASSETS:
 Special use funds of FPL                        533,717           0          0           0     113,129            0      646,846
 Other investments                               303,333           0        873         (99)        586     (301,111)       3,582
 Unamort. debt reacquisition costs of FPL        294,844           0          0           0           0            0      294,844
 Other                                           210,942           0          0           0           0            0      210,942
    Total other assets                         1,342,836           0        873         (99)    113,715     (301,111)   1,156,214

    TOTAL ASSETS                             $11,777,818    $201,504       $873      $1,883    $463,151    ($693,970) $11,751,259

CAPITALIZATION
 Common shareholders' equity                  $4,473,708    $185,888       $873        $873    $113,477    ($301,111)  $4,473,708
 Pref. stock without sinking fund requirement    289,580           0          0           0           0            0      289,580
 Pref. stock with sinking fund requirements       50,000           0          0           0           0            0       50,000
 Long-term debt                                3,094,050           0          0           0           0            0    3,094,050
    Total capitalization                       7,907,338     185,888        873         873     113,477     (301,111)   7,907,338

CURRENT LIABILITIES
 Commercial paper                                178,500           0          0           0     350,000     (350,000)     178,500
 Cur. matur. of long-term debt & pref. stock     204,000           0          0           0           0            0      204,000
 Accounts payable                                299,987           0          0           0           0            0      299,987
 Customers' deposits                             234,858           0          0           0           0            0      234,858
 Accrued interest and taxes                      210,214         153          0          44         148            0      210,559
 Deferred clause revenues                         78,809           0          0           0           0            0       78,809
 Other                                           296,958           0          0          98          42      (42,859)     254,239
    Total current liabilities                  1,503,326         153          0         142     350,190     (392,859)   1,460,952

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes             1,188,823      14,900          0         592           0            0    1,204,315
 Deferred regulatory credit - income taxes       144,351           0          0           0           0            0      144,351
 Unamortized investment tax credits              281,403         563          0           0           0            0      281,966
 Other                                           752,577           0          0         276        (516)           0      752,337
    Total other liabilities & deferred credit  2,367,154      15,463          0         868        (516)           0    2,382,969

TOTAL CAPITALIZATION AND LIABILITIES         $11,777,818    $201,504       $873      $1,883    $463,151    ($693,970) $11,751,259

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES                                                                                  8
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1993
Thousands of Dollars                                                                                                    Florida
                                               Florida       Land                    FPL                   Adjusting     Power
                                                Power      Resource      FPL        Energy       KPB           &        & Light
                                               & Light    Investment   Enersys    Services,   Financial      Elim.      Company
INCOME STATEMENT                               Company     Company       Inc.        Inc.       Corp.       Entries   Consolidated
OPERATING REVENUES                            $5,530,057      $6,304          $0          $0          $0      ($6,304) $5,530,057

OPERATING EXPENSES
 Fuel, purchased power & interchange           1,721,730           0           0           0           0            0   1,721,730
 Other operations and maintenance              1,144,672           0           0         (21)          0       (6,304)  1,138,347
 Depreciation & amortization                     906,078       3,279           0           0           0            0     909,357
 Taxes other than income taxes                   544,747       3,229           0           0           0            0     547,976
    Total operating expenses                   4,317,227       6,508           0         (21)          0       (6,304)  4,317,410
OPERATING INCOME                               1,212,830        (204)          0          21           0            0   1,212,647

OTHER INCOME (DEDUCTIONS):
 Interest charges                               (269,952)          0           0           0        (272)         272    (269,952)
 Preferred stock dividend requirements           (43,402)          0           0           0           0            0     (43,402)
 Other-net                                        10,732           0           0         246       3,870       (3,875)     10,973
    Interest expense and other - net            (302,622)          0           0         246       3,598       (3,603)   (302,381)

INCOME BEFORE INCOME TAXES                       910,208        (204)          0         267       3,598       (3,603)    910,266

INCOME TAXES                                     342,236        (204)          0         104         158            0     342,294

NET INCOME (LOSS)                                567,972           0           0         163       3,440       (3,603)    567,972
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR      865,981           0      (2,266)     (2,265)       (166)       4,697     865,981
DEDUCT:
 Dividends                                       557,923           0           0           0           0            0     557,923
 Other                                             3,984           0           0           0           0            0       3,984
RETAINED EARNINGS (DEFICIT) AT END OF YEAR      $872,046          $0     ($2,266)    ($2,102)     $3,274       $1,094    $872,046

FPL GROUP CAPITAL INC AND SUBSIDIARIES                                                                              9
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995
Thousands of Dollars                                                                            Palms
                                                 FPL                     ESI                  Insurance     QualTec
                                                Group      Alandco     Energy,       MBR       Company,     Quality
                                               Capital       Inc.        Inc.     Services,      Ltd.      Services,
ASSETS                                           Inc     ConsolidatedConsolidated    Inc.    Consolidated    Inc.
PROPERTY, PLANT AND EQUIPMENT
 Electric utility plant - at cost                     $0          $0          $0          $0          $0           $0
 Nuclear fuel under capital lease                      0           0           0           0           0            0
 Construction work in progress                         0           0           0           0           0            0
 Other property                                        0      20,093       1,092           0           0            0
 Less accumulated depr. & amort.                       0         173         626           0           0            0
    Total property, plant and eqpt. - net              0      19,920         466           0           0            0

CURRENT ASSETS
 Cash and cash equivalents                        32,090         (92)         93          35       1,009            0
 Customer receivables - net                            0           0          55          26           0            0
 Materials, supplies & fossil fuel stock               0           0           0           0           0            0
 Deferred clause expenses                              0           0           0           0           0            0
 Other                                             4,450      14,115      31,215          72       2,990            0
    Total current assets                          36,540      14,023      31,363         133       3,999            0

OTHER ASSETS:
 Special use funds of FPL                              0           0           0           0           0            0
 Other investments                               621,870       3,135     400,893           0       7,955            0
 Unamort. debt reacquisition costs of FPL              0           0           0           0           0            0
 Other                                             5,766         964      15,440           0         490            0
    Total other assets                           627,636       4,099     416,333           0       8,445            0

    TOTAL ASSETS                                $664,176     $38,042    $448,162        $133     $12,444           $0

CAPITALIZATION
 Common shareholders' equity                    $212,815     $37,354     $84,733         $33      $5,354           $0
 Pref. stock without sinking fund requirement          0           0           0           0           0            0
 Pref. stock with sinking fund requirements            0           0           0           0           0            0
 Long-term debt                                  278,110           0       4,453           0           0            0
    Total capitalization                         490,925      37,354      89,186          33       5,354            0

CURRENT LIABILITIES
 Commercial paper                                      0           0           0           0           0            0
 Cur. matur. of long-term debt & pref. stock           0           0       7,902           0           0            0
 Accounts payable                                    102         595       2,172           0          38            0
 Customers' deposits                                   0           0           0           0           0            0
 Accrued interest and taxes                        6,626           3           0           0           0            0
 Deferred clause revenues                              0           0           0           0           0            0
 Other                                            33,567          90       2,241          99          48            0
    Total current liabilities                     40,295         688      12,315          99          86            0

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                41,662           0     345,354           1           0            0
 Deferred regulatory credit - income taxes             0           0           0           0           0            0
 Unamortized investment tax credits                    0           0           0           0           0            0
 Other                                            91,294           0       1,307           0       7,004            0
    Total other liabilities & deferred credit    132,956           0     346,661           1       7,004            0

TOTAL CAPITALIZATION AND LIABILITIES            $664,176     $38,042    $448,162        $133     $12,444           $0

FPL GROUP CAPITAL INC AND SUBSIDIARIES                                                                             10
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1995
Thousands of Dollars                                                                            Palms
                                                 FPL                     ESI                  Insurance     QualTec
                                                Group      Alandco     Energy,       MBR       Company,     Quality
                                               Capital       Inc.        Inc.     Services,      Ltd.      Services,
INCOME STATEMENT                                 Inc     ConsolidatedConsolidated    Inc.    Consolidated    Inc.
OPERATING REVENUES                                    $0      $3,050      $2,386        $225      $2,115       $7,421

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0           0           0           0           0            0
 Other operations and maintenance                  3,325       2,272      19,114         779       1,607        5,110
 Depreciation & amortization                         290         748         145         112           0          547
 Taxes other than income taxes                         0         728          42          15           0           23
    Total operating expenses                       3,615       3,748      19,301         906       1,607        5,680
OPERATING INCOME                                  (3,615)       (698)    (16,915)       (681)        508        1,741

OTHER INCOME (DEDUCTIONS):
 Interest charges                                (19,889)       (430)        127           0           0           (9)
 Preferred stock dividend requirements                 0           0           0           0           0            0
 Other-net                                        21,422       2,328      17,158           0           0           (2)
    Interest expense and other - net               1,533       1,898      17,285           0           0          (11)

INCOME BEFORE INCOME TAXES                        (2,082)      1,200         370        (681)        508        1,730

INCOME TAXES                                      (4,222)        407      (1,243)       (261)        178          676

NET INCOME (LOSS)                                  2,140         793       1,613        (420)        330        1,054
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR     (916,877)     (6,799)          0        (188)      2,786            0
DEDUCT:
 Dividends                                         2,140         793       1,613           0           0        1,054
 Other                                                 0           0           0           0           0            0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR     ($916,877)    ($6,799)         $0       ($608)     $3,116           $0

FPL GROUP CAPITAL INC AND SUBSIDIARIES                                                                             11
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995
Thousands of Dollars                                                                             FPL
                                               Telesat      Turner                Adjusting     Group
                                             Cablevision,   Foods        FPL          &        Capital
                                                 Inc.    Corporation   Holdings     Elim.        Inc
ASSETS                                       ConsolidatedConsolidated    Inc       Entries   Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Electric utility plant - at cost                     $0          $0          $0          $0          $0
 Nuclear fuel under capital lease                      0           0           0           0           0
 Construction work in progress                         0           0           0           0           0
 Other property                                   15,558     177,297         272     (25,111)    189,201
 Less accumulated depr. & amort.                   6,513      33,464         272           0      41,048
    Total property, plant and eqpt. - net          9,045     143,833           0     (25,111)    148,153

CURRENT ASSETS
 Cash and cash equivalents                           (58)      3,014          10           0      36,101
 Customer receivables - net                          359       2,048           0           0       2,488
 Materials, supplies & fossil fuel stock             164      16,606           0           0      16,770
 Deferred clause expenses                              0           0           0           0           0
 Other                                             3,992       7,062         177     (30,341)     33,732
    Total current assets                           4,457      28,730         187     (30,341)     89,091

OTHER ASSETS:
 Special use funds of FPL                              0           0           0           0           0
 Other investments                                38,369         113           0    (305,040)    767,295
 Unamort. debt reacquisition costs of FPL              0           0           0           0           0
 Other                                               818         257         (17)     (4,828)     18,890
    Total other assets                            39,187         370         (17)   (309,868)    786,185

    TOTAL ASSETS                                 $52,689    $172,933        $170   ($365,320) $1,023,429

CAPITALIZATION
 Common shareholders' equity                     $42,692    $137,771        $177   ($308,114)   $212,815
 Pref. stock without sinking fund requirement          0           0           0           0           0
 Pref. stock with sinking fund requirements            0           0           0           0           0
 Long-term debt                                        0           0           0           0     282,563
    Total capitalization                          42,692     137,771         177    (308,114)    495,378

CURRENT LIABILITIES
 Commercial paper                                      0           0           0           0           0
 Cur. matur. of long-term debt & pref. stock           0           0           0           0       7,902
 Accounts payable                                     58       2,174           0           0       5,139
 Customers' deposits                                  14         176           0           0         190
 Accrued interest and taxes                          104          15           0           0       6,748
 Deferred clause revenues                              0           0           0           0           0
 Other                                             1,430           0           0     (33,344)      4,131
    Total current liabilities                      1,606       2,365           0     (33,344)     24,110

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                 8,046      32,797         (81)     (4,926)    422,853
 Deferred regulatory credit - income taxes             0           0           0           0           0
 Unamortized investment tax credits                    0           0           0           0           0
 Other                                               345           0          74     (18,936)     81,088
    Total other liabilities & deferred credit      8,391      32,797          (7)    (23,862)    503,941

TOTAL CAPITALIZATION AND LIABILITIES             $52,689    $172,933        $170   ($365,320) $1,023,429

FPL GROUP CAPITAL INC AND SUBSIDIARIES                                                                             12
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1995
Thousands of Dollars                                                                             FPL
                                               Telesat      Turner                Adjusting     Group
                                             Cablevision,   Foods        FPL          &        Capital
                                                 Inc.    Corporation   Holdings     Elim.        Inc
INCOME STATEMENT                             ConsolidatedConsolidated    Inc       Entries   Consolidated
OPERATING REVENUES                                $7,337     $39,938          $0          $0     $62,472

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0           0           0           0           0
 Other operations and maintenance                  5,764      29,217           3           0      67,191
 Depreciation & amortization                       1,774       4,963           0           0       8,579
 Taxes other than income taxes                       482           0           0           0       1,290
    Total operating expenses                       8,020      34,180           3           0      77,060
OPERATING INCOME                                    (683)      5,758          (3)          0     (14,588)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                   (516)          0           0           0     (20,717)
 Preferred stock dividend requirements                 0           0           0           0           0
 Other-net                                         4,707         553           0      (8,872)     37,294
    Interest expense and other - net               4,191         553           0      (8,872)     16,577

INCOME BEFORE INCOME TAXES                         3,508       6,311          (3)     (8,872)      1,989

INCOME TAXES                                       1,869       2,448          (1)         (2)       (151)

NET INCOME (LOSS)                                  1,639       3,863          (2)     (8,870)      2,140
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR      (30,327)     11,057        (672)     24,143    (916,877)
DEDUCT:
 Dividends                                         1,639       3,863           0      (8,962)      2,140
 Other                                                 0           0           0           0           0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR      ($30,327)    $11,057       ($674)    $24,235   ($916,877)

ALANDCO INC. AND SUBSIDIARIES                                                                                      13
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995
Thousands of Dollars
                                                             TWC                              Adjusting
                                                            Sixty-     Alandco/    Alandco        &         Alandco
                                               Alandco,     Three      Cascade,       I,        Elim.        Inc.
ASSETS                                           Inc.        Inc.        Inc.        Inc.      Entries   Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Electric utility plant - at cost                     $0          $0          $0          $0          $0           $0
 Nuclear fuel under capital lease                      0           0           0           0           0            0
 Construction work in progress                         0           0           0           0           0            0
 Other property                                        0           0      20,093           0           0       20,093
 Less accumulated depr. & amort.                       0           0         173           0           0          173
    Total property, plant and eqpt. - net              0           0      19,920           0           0       19,920

CURRENT ASSETS
 Cash and cash equivalents                           (92)          0           0           0           0          (92)
 Customer receivables - net                            0           0           0           0           0            0
 Materials, supplies & fossil fuel stock               0           0           0           0           0            0
 Deferred clause expenses                              0           0           0           0           0            0
 Other                                            12,485           0       2,300        (670)          0       14,115
    Total current assets                          12,393           0       2,300        (670)          0       14,023

OTHER ASSETS:
 Special use funds of FPL                              0           0           0           0           0            0
 Other investments                                39,290           0       3,135           0     (39,290)       3,135
 Unamort. debt reacquisition costs of FPL              0           0           0           0           0            0
 Other                                            (1,167)          0       1,510         621           0          964
    Total other assets                            38,123           0       4,645         621     (39,290)       4,099

    TOTAL ASSETS                                 $50,516          $0     $26,865        ($49)   ($39,290)     $38,042

CAPITALIZATION
 Common shareholders' equity                     $50,516          $0     $26,177        ($49)   ($39,290)     $37,354
 Pref. stock without sinking fund requirement          0           0           0           0           0            0
 Pref. stock with sinking fund requirements            0           0           0           0           0            0
 Long-term debt                                        0           0           0           0           0            0
    Total capitalization                          50,516           0      26,177         (49)    (39,290)      37,354

CURRENT LIABILITIES
 Commercial paper                                      0           0           0           0           0            0
 Cur. matur. of long-term debt & pref. stock           0           0           0           0           0            0
 Accounts payable                                      0           0         595           0           0          595
 Customers' deposits                                   0           0           0           0           0            0
 Accrued interest and taxes                            0           0           3           0           0            3
 Deferred clause revenues                              0           0           0           0           0            0
 Other                                                 0           0          90           0           0           90
    Total current liabilities                          0           0         688           0           0          688

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                     0           0           0           0           0            0
 Deferred regulatory credit - income taxes             0           0           0           0           0            0
 Unamortized investment tax credits                    0           0           0           0           0            0
 Other                                                 0           0           0           0           0            0
    Total other liabilities & deferred credit          0           0           0           0           0            0

TOTAL CAPITALIZATION AND LIABILITIES             $50,516          $0     $26,865        ($49)   ($39,290)     $38,042

ALANDCO INC. AND SUBSIDIARIES                                                                                      14
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1995
Thousands of Dollars
                                                             TWC                              Adjusting
                                                            Sixty-     Alandco/    Alandco        &         Alandco
                                               Alandco,     Three      Cascade,       I,        Elim.        Inc.
INCOME STATEMENT                                 Inc.        Inc.        Inc.        Inc.      Entries   Consolidated
OPERATING REVENUES                                    $0          $0      $3,050          $0          $0       $3,050

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0           0           0           0           0            0
 Other operations and maintenance                      0           0       2,272           0           0        2,272
 Depreciation & amortization                           0           0         748           0           0          748
 Taxes other than income taxes                         0           0         728           0           0          728
    Total operating expenses                           0           0       3,748           0           0        3,748
OPERATING INCOME                                       0           0        (698)          0           0         (698)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                      0           0        (430)          0           0         (430)
 Preferred stock dividend requirements                 0           0           0           0           0            0
 Other-net                                         4,696           0      (7,791)        (12)      5,435        2,328
    Interest expense and other - net               4,696           0      (8,221)        (12)      5,435        1,898

INCOME BEFORE INCOME TAXES                         4,696           0      (8,919)        (12)      5,435        1,200

INCOME TAXES                                       3,903           0      (3,500)          4           0          407

NET INCOME (LOSS)                                    793           0      (5,419)        (16)      5,435          793
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR       (6,799)       (474)    (10,678)      2,030       9,122       (6,799)
DEDUCT:
 Dividends                                           793           0           0           0           0          793
 Other                                                 0        (474)          0           0         474            0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR       ($6,799)         $0    ($16,097)     $2,014     $14,083      ($6,799)

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                  15
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995
Thousands of Dollars
                                                                         ESI                                  ESI
                                                 ESI         ESI        Dixie        ESI         ESI      California
                                               Energy,     Antilles    Valley,    Bay Area,     Brady,     Holdings,
ASSETS                                           Inc.      LP, Inc.      Inc.        Inc.        Inc.        Inc.
PROPERTY, PLANT AND EQUIPMENT
 Electric utility plant - at cost                     $0          $0          $0          $0          $0           $0
 Nuclear fuel under capital lease                      0           0           0           0           0            0
 Construction work in progress                         0           0           0           0           0            0
 Other property                                    1,092           0           0           0           0            0
 Less accumulated depr. & amort.                     626           0           0           0           0            0
    Total property, plant and eqpt. - net            466           0           0           0           0            0

CURRENT ASSETS
 Cash and cash equivalents                           (19)         64          20           0           0            0
 Customer receivables - net                           55           0           0           0           0            0
 Materials, supplies & fossil fuel stock               0           0           0           0           0            0
 Deferred clause expenses                              0           0           0           0           0            0
 Other                                            24,442       2,843     (11,415)     16,811      (1,810)       4,137
    Total current assets                          24,478       2,907     (11,395)     16,811      (1,810)       4,137

OTHER ASSETS:
 Special use funds of FPL                              0           0           0           0           0            0
 Other investments                               237,718           0           0      27,342      (5,197)           0
 Unamort. debt reacquisition costs of FPL              0           0           0           0           0            0
 Other                                            13,940           0           0           0           0            0
    Total other assets                           251,658           0           0      27,342      (5,197)           0

    TOTAL ASSETS                                $276,602      $2,907    ($11,395)    $44,153     ($7,007)      $4,137

CAPITALIZATION
 Common shareholders' equity                     $32,178     $11,483    ($11,518)    $24,918     ($2,027)      $4,134
 Pref. stock without sinking fund requirement          0           0           0           0           0            0
 Pref. stock with sinking fund requirements            0           0           0           0           0            0
 Long-term debt                                      500         453           0           0           0            0
    Total capitalization                          32,678      11,936     (11,518)     24,918      (2,027)       4,134

CURRENT LIABILITIES
 Commercial paper                                      0           0           0           0           0            0
 Cur. matur. of long-term debt & pref. stock       7,060         842           0           0           0            0
 Accounts payable                                225,585         217         123          95         395            3
 Customers' deposits                                   0           0           0           0           0            0
 Accrued interest and taxes                            0           0           0           0           0            0
 Deferred clause revenues                              0           0           0           0           0            0
 Other                                             2,226          15           0           0           0            0
    Total current liabilities                    234,871       1,074         123          95         395            3

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                 8,746     (10,103)          0      19,140      (5,375)           0
 Deferred regulatory credit - income taxes             0           0           0           0           0            0
 Unamortized investment tax credits                    0           0           0           0           0            0
 Other                                               307           0           0           0           0            0
    Total other liabilities & deferred credit      9,053     (10,103)          0      19,140      (5,375)           0

TOTAL CAPITALIZATION AND LIABILITIES            $276,602      $2,907    ($11,395)    $44,153     ($7,007)      $4,137

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                  16
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1995
Thousands of Dollars
                                                                         ESI                                  ESI
                                                 ESI         ESI        Dixie        ESI         ESI      California
                                               Energy,     Antilles    Valley,    Bay Area,     Brady,     Holdings,
INCOME STATEMENT                                 Inc.      LP, Inc.      Inc.        Inc.        Inc.        Inc.
OPERATING REVENUES                                  $163          $0        $146          $0        ($89)          $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0           0           0           0           0            0
 Other operations and maintenance                  9,124       6,772          58          69         167            1
 Depreciation & amortization                         145           0           0           0           0            0
 Taxes other than income taxes                        40           0           0           0           0            0
    Total operating expenses                       9,309       6,772          58          69         167            1
OPERATING INCOME                                  (9,146)     (6,772)         88         (69)       (256)          (1)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                  2,078        (175)          0           0           0            0
 Preferred stock dividend requirements                 0           0           0           0           0            0
 Other-net                                         4,860           0      32,684       2,811      (2,078)        (227)
    Interest expense and other - net               6,938        (175)     32,684       2,811      (2,078)        (227)

INCOME BEFORE INCOME TAXES                        (2,208)     (6,947)     32,772       2,742      (2,334)        (228)

INCOME TAXES                                      (3,821)     (2,432)     11,503         314      (1,133)         (95)

NET INCOME (LOSS)                                  1,613      (4,515)     21,269       2,428      (1,201)        (133)
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR            0        (763)         29       3,904      (4,411)         270
DEDUCT:
 Dividends                                         1,613           0           0           0           0            0
 Other                                                 0           0           0           0           0            0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR            $0     ($5,278)    $21,298      $6,332     ($5,612)        $137

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                  17
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995                                                                    ESI
Thousands of Dollars                                                              Geothermal
                                                                                  Inc., and     Harper
                                                 ESI         ESI         ESI         ESI         Lake      Hyperion
                                             Double "C",   Doswell,   Ebensburg,  Geothermal Operations,     VIII,
ASSETS                                           Inc.        Inc.        Inc.      II, Inc.      Inc.        Inc.
PROPERTY, PLANT AND EQUIPMENT
 Electric utility plant - at cost                     $0          $0          $0          $0          $0           $0
 Nuclear fuel under capital lease                      0           0           0           0           0            0
 Construction work in progress                         0           0           0           0           0            0
 Other property                                        0           0           0           0           0            0
 Less accumulated depr. & amort.                       0           0           0           0           0            0
    Total property, plant and eqpt. - net              0           0           0           0           0            0

CURRENT ASSETS
 Cash and cash equivalents                             0           0           0           0           0            0
 Customer receivables - net                            0           0           0           0           0            0
 Materials, supplies & fossil fuel stock               0           0           0           0           0            0
 Deferred clause expenses                              0           0           0           0           0            0
 Other                                             6,540         796       4,661     (18,775)        169       31,819
    Total current assets                           6,540         796       4,661     (18,775)        169       31,819

OTHER ASSETS:
 Special use funds of FPL                              0           0           0           0           0            0
 Other investments                                 5,905       7,085      14,702      17,602           0        9,015
 Unamort. debt reacquisition costs of FPL              0           0           0           0           0            0
 Other                                                 0           0           0           0           0            0
    Total other assets                             5,905       7,085      14,702      17,602           0        9,015

    TOTAL ASSETS                                 $12,445      $7,881     $19,363     ($1,173)       $169      $40,834

CAPITALIZATION
 Common shareholders' equity                      $7,189      $5,508      $4,017     ($9,870)        $73      $20,141
 Pref. stock without sinking fund requirement          0           0           0           0           0            0
 Pref. stock with sinking fund requirements            0           0           0           0           0            0
 Long-term debt                                        0           0       6,696           0           0            0
    Total capitalization                           7,189       5,508      10,713      (9,870)         73       20,141

CURRENT LIABILITIES
 Commercial paper                                      0           0           0           0           0            0
 Cur. matur. of long-term debt & pref. stock           0           0           0           0           0            0
 Accounts payable                                     31         158       2,409          88          96          446
 Customers' deposits                                   0           0           0           0           0            0
 Accrued interest and taxes                            0           0           0           0           0            0
 Deferred clause revenues                              0           0           0           0           0            0
 Other                                                 0           0           0           0           0            0
    Total current liabilities                         31         158       2,409          88          96          446

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                 5,225       2,215       6,241       8,609           0       20,247
 Deferred regulatory credit - income taxes             0           0           0           0           0            0
 Unamortized investment tax credits                    0           0           0           0           0            0
 Other                                                 0           0           0           0           0            0
    Total other liabilities & deferred credit      5,225       2,215       6,241       8,609           0       20,247

TOTAL CAPITALIZATION AND LIABILITIES             $12,445      $7,881     $19,363     ($1,173)       $169      $40,834

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                  18
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1995                                                                    ESI
Thousands of Dollars                                                              Geothermal
                                                                                  Inc., and     Harper
                                                 ESI         ESI         ESI         ESI         Lake      Hyperion
                                             Double "C",   Doswell,   Ebensburg,  Geothermal Operations,     VIII,
INCOME STATEMENT                                 Inc.        Inc.        Inc.      II, Inc.      Inc.        Inc.
OPERATING REVENUES                                    $0          $0          $0        $200        $211           $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0           0           0           0           0            0
 Other operations and maintenance                     21         110          37          47          97           80
 Depreciation & amortization                           0           0           0           0           0            0
 Taxes other than income taxes                         0           0           0           0           0            0
    Total operating expenses                          21         110          37          47          97           80
OPERATING INCOME                                     (21)       (110)        (37)        153         114          (80)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                      0           0        (578)          0           0            0
 Preferred stock dividend requirements                 0           0           0           0           0            0
 Other-net                                             0         373           0          41           0       (4,508)
    Interest expense and other - net                   0         373        (578)         41           0       (4,508)

INCOME BEFORE INCOME TAXES                           (21)        263        (615)        194         114       (4,588)

INCOME TAXES                                        (203)     (3,309)       (973)     (2,500)         41       (1,952)

NET INCOME (LOSS)                                    182       3,572         358       2,694          73       (2,636)
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR        1,719      14,250         460      11,806           0       (4,020)
DEDUCT:
 Dividends                                             0           0           0           0           0            0
 Other                                                 0           0           0           0           0            0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR        $1,901     $17,822        $818     $14,500         $73      ($6,656)

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                  19
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995
Thousands of Dollars
                                               Hyperion      FPL         ESI         ESI         ESI          MES
                                                 IX,     Investments  Jonesboro, Kern Front,     LP,       Financial
ASSETS                                           Inc.        Inc         Inc.        Inc.        Inc.        Corp
PROPERTY, PLANT AND EQUIPMENT
 Electric utility plant - at cost                     $0          $0          $0          $0          $0           $0
 Nuclear fuel under capital lease                      0           0           0           0           0            0
 Construction work in progress                         0           0           0           0           0            0
 Other property                                        0           0           0           0           0            0
 Less accumulated depr. & amort.                       0           0           0           0           0            0
    Total property, plant and eqpt. - net              0           0           0           0           0            0

CURRENT ASSETS
 Cash and cash equivalents                             0           0           0           0           0            9
 Customer receivables - net                            0           0           0           0           0            0
 Materials, supplies & fossil fuel stock               0           0           0           0           0            0
 Deferred clause expenses                              0           0           0           0           0            0
 Other                                            37,591      75,529      (6,771)      8,098         907       15,380
    Total current assets                          37,591      75,529      (6,771)      8,098         907       15,389

OTHER ASSETS:
 Special use funds of FPL                              0           0           0           0           0            0
 Other investments                                18,125     142,083           0       3,593      23,144       62,482
 Unamort. debt reacquisition costs of FPL              0           0           0           0           0            0
 Other                                                 0           0           0           0           0            0
    Total other assets                            18,125     142,083           0       3,593      23,144       62,482

    TOTAL ASSETS                                 $55,716    $217,612     ($6,771)    $11,691     $24,051      $77,871

CAPITALIZATION
 Common shareholders' equity                     $29,055     $52,973     ($6,075)     $7,691     $20,565      $78,090
 Pref. stock without sinking fund requirement          0           0           0           0           0            0
 Pref. stock with sinking fund requirements            0           0           0           0           0            0
 Long-term debt                                        0           0           0           0           0            0
    Total capitalization                          29,055      52,973      (6,075)      7,691      20,565       78,090

CURRENT LIABILITIES
 Commercial paper                                      0           0           0           0           0            0
 Cur. matur. of long-term debt & pref. stock           0           0           0           0           0            0
 Accounts payable                                    334       5,135          88          35           0          (77)
 Customers' deposits                                   0           0           0           0           0            0
 Accrued interest and taxes                            0           0           0           0           0            0
 Deferred clause revenues                              0           0           0           0           0            0
 Other                                                 0           0           0           0           0            0
    Total current liabilities                        334       5,135          88          35           0          (77)

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                26,327     159,504        (784)      3,965       3,486         (142)
 Deferred regulatory credit - income taxes             0           0           0           0           0            0
 Unamortized investment tax credits                    0           0           0           0           0            0
 Other                                                 0           0           0           0           0            0
    Total other liabilities & deferred credit     26,327     159,504        (784)      3,965       3,486         (142)

TOTAL CAPITALIZATION AND LIABILITIES             $55,716    $217,612     ($6,771)    $11,691     $24,051      $77,871

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                  20
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1995
Thousands of Dollars
                                               Hyperion      FPL         ESI         ESI         ESI          MES
                                                 IX,     Investments  Jonesboro, Kern Front,     LP,       Financial
INCOME STATEMENT                                 Inc.        Inc         Inc.        Inc.        Inc.        Corp
OPERATING REVENUES                                   $65          $0          $0          $0          $0          $16

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0           0           0           0           0            0
 Other operations and maintenance                     65          37          61          22           0            6
 Depreciation & amortization                           0           0           0           0           0            0
 Taxes other than income taxes                         0           0           0           0           0            1
    Total operating expenses                          65          37          61          22           0            7
OPERATING INCOME                                       0         (37)        (61)        (22)          0            9

OTHER INCOME (DEDUCTIONS):
 Interest charges                                      0           0           0           0           0            0
 Preferred stock dividend requirements                 0           0           0           0           0            0
 Other-net                                        (3,953)        792       7,812           0        (585)       3,396
    Interest expense and other - net              (3,953)        792       7,812           0        (585)       3,396

INCOME BEFORE INCOME TAXES                        (3,953)        755       7,751         (22)       (585)       3,405

INCOME TAXES                                      (1,963)        304       2,748        (161)       (197)       1,480

NET INCOME (LOSS)                                 (1,990)        451       5,003         139        (388)       1,925
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR       (6,179)      1,737       3,319       1,910      (3,147)         998
DEDUCT:
 Dividends                                             0           0           0           0           0            0
 Other                                                 0           0           0           0           0            0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR       ($8,169)     $2,188      $8,322      $2,049     ($3,535)      $2,923

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                  21
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995
Thousands of Dollars
                                                 ESI
                                              Montgomery     ESI          CH         ESI          CH          ESI
                                               County,    Multitrade    Ormesa   Pittsylvania POSDEF LP,  San Emidio,
ASSETS                                           Inc.      LP, Inc.    LP, Inc.      Inc.        Inc.        Inc.
PROPERTY, PLANT AND EQUIPMENT
 Electric utility plant - at cost                     $0          $0          $0          $0          $0           $0
 Nuclear fuel under capital lease                      0           0           0           0           0            0
 Construction work in progress                         0           0           0           0           0            0
 Other property                                        0           0           0           0           0            0
 Less accumulated depr. & amort.                       0           0           0           0           0            0
    Total property, plant and eqpt. - net              0           0           0           0           0            0

CURRENT ASSETS
 Cash and cash equivalents                             0           0           0           0           0            0
 Customer receivables - net                            0           0           0           0           0            0
 Materials, supplies & fossil fuel stock               0           0           0           0           0            0
 Deferred clause expenses                              0           0           0           0           0            0
 Other                                            42,616      (4,554)       (715)       (227)     (3,253)          54
    Total current assets                          42,616      (4,554)       (715)       (227)     (3,253)          54

OTHER ASSETS:
 Special use funds of FPL                              0           0           0           0           0            0
 Other investments                                29,562        (772)     11,248         (19)     36,565            0
 Unamort. debt reacquisition costs of FPL              0           0           0           0           0            0
 Other                                                 0           0           0           0           0            0
    Total other assets                            29,562        (772)     11,248         (19)     36,565            0

    TOTAL ASSETS                                 $72,178     ($5,326)    $10,533       ($246)    $33,312          $54

CAPITALIZATION
 Common shareholders' equity                      $2,323     ($4,514)    $10,443       ($456)    $33,369        ($102)
 Pref. stock without sinking fund requirement          0           0           0           0           0            0
 Pref. stock with sinking fund requirements            0           0           0           0           0            0
 Long-term debt                                   13,802           0           0           0           0            0
    Total capitalization                          16,125      (4,514)     10,443        (456)     33,369         (102)

CURRENT LIABILITIES
 Commercial paper                                      0           0           0           0           0            0
 Cur. matur. of long-term debt & pref. stock           0           0           0           0           0            0
 Accounts payable                                 13,220          26         235         247         180          156
 Customers' deposits                                   0           0           0           0           0            0
 Accrued interest and taxes                            0           0           0           0           0            0
 Deferred clause revenues                              0           0           0           0           0            0
 Other                                                 0           0           0           0           0            0
    Total current liabilities                     13,220          26         235         247         180          156

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                42,833      (1,838)       (145)        (37)       (237)           0
 Deferred regulatory credit - income taxes             0           0           0           0           0            0
 Unamortized investment tax credits                    0           0           0           0           0            0
 Other                                                 0       1,000           0           0           0            0
    Total other liabilities & deferred credit     42,833        (838)       (145)        (37)       (237)           0

TOTAL CAPITALIZATION AND LIABILITIES             $72,178     ($5,326)    $10,533       ($246)    $33,312          $54

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                  22
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1995
Thousands of Dollars
                                                 ESI
                                              Montgomery     ESI          CH         ESI          CH          ESI
                                               County,    Multitrade    Ormesa   Pittsylvania POSDEF LP,  San Emidio,
INCOME STATEMENT                                 Inc.      LP, Inc.    LP, Inc.      Inc.        Inc.        Inc.
OPERATING REVENUES                                    $0          $0        $267        $400        $622           $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0           0           0           0           0            0
 Other operations and maintenance                  1,425          24         140         187         140          153
 Depreciation & amortization                           0           0           0           0           0            0
 Taxes other than income taxes                         0           0           0           1           0            0
    Total operating expenses                       1,425          24         140         188         140          153
OPERATING INCOME                                  (1,425)        (24)        127         212         482         (153)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                 (1,198)          0           0           0           0            0
 Preferred stock dividend requirements                 0           0           0           0           0            0
 Other-net                                             0         495           0          11           0            0
    Interest expense and other - net              (1,198)        495           0          11           0            0

INCOME BEFORE INCOME TAXES                        (2,623)        471         127         223         482         (153)

INCOME TAXES                                        (665)       (748)       (649)        388       1,006          (55)

NET INCOME (LOSS)                                 (1,958)      1,219         776        (165)       (524)         (98)
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR       (8,574)      5,409         749         952       1,992           (3)
DEDUCT:
 Dividends                                             0           0           0           0           0            0
 Other                                                 0           0           0           0           0            0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR      ($10,532)     $6,628      $1,525        $787      $1,468        ($101)

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                  23
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995
Thousands of Dollars                                                                             ESI
                                                                                               Virginia
                                                 ESI         ESI       ESI Sky       ESI        Power         ESI
                                             SEMASS Corp.  Sierra,      River,    Steamboat,  Services,    Victory,
ASSETS                                         LP, Inc.      Inc.        Inc.        Inc.        Inc.        Inc.
PROPERTY, PLANT AND EQUIPMENT
 Electric utility plant - at cost                     $0          $0          $0          $0          $0           $0
 Nuclear fuel under capital lease                      0           0           0           0           0            0
 Construction work in progress                         0           0           0           0           0            0
 Other property                                        0           0           0           0           0            0
 Less accumulated depr. & amort.                       0           0           0           0           0            0
    Total property, plant and eqpt. - net              0           0           0           0           0            0

CURRENT ASSETS
 Cash and cash equivalents                             0           0           0           0           0            0
 Customer receivables - net                            0           0           0           0           0            0
 Materials, supplies & fossil fuel stock               0           0           0           0           0            0
 Deferred clause expenses                              0           0           0           0           0            0
 Other                                            16,462       3,537      27,298           8         337        4,858
    Total current assets                          16,462       3,537      27,298           8         337        4,858

OTHER ASSETS:
 Special use funds of FPL                              0           0           0           0           0            0
 Other investments                                     0       5,555       4,119           0           0        6,083
 Unamort. debt reacquisition costs of FPL              0           0           0           0           0            0
 Other                                                 0           0           0           0       1,500            0
    Total other assets                                 0       5,555       4,119           0       1,500        6,083

    TOTAL ASSETS                                 $16,462      $9,092     $31,417          $8      $1,837      $10,941

CAPITALIZATION
 Common shareholders' equity                      $2,446      $4,651      $2,494         ($6)     $1,805       $5,251
 Pref. stock without sinking fund requirement          0           0           0           0           0            0
 Pref. stock with sinking fund requirements            0           0           0           0           0            0
 Long-term debt                                        0           0           0           0           0            0
    Total capitalization                           2,446       4,651       2,494          (6)      1,805        5,251

CURRENT LIABILITIES
 Commercial paper                                      0           0           0           0           0            0
 Cur. matur. of long-term debt & pref. stock           0           0           0           0           0            0
 Accounts payable                                    189          34          33          14          32           23
 Customers' deposits                                   0           0           0           0           0            0
 Accrued interest and taxes                            0           0           0           0           0            0
 Deferred clause revenues                              0           0           0           0           0            0
 Other                                                 0           0           0           0           0            0
    Total current liabilities                        189          34          33          14          32           23

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                13,827       4,407      28,890           0           0        5,667
 Deferred regulatory credit - income taxes             0           0           0           0           0            0
 Unamortized investment tax credits                    0           0           0           0           0            0
 Other                                                 0           0           0           0           0            0
    Total other liabilities & deferred credit     13,827       4,407      28,890           0           0        5,667

TOTAL CAPITALIZATION AND LIABILITIES             $16,462      $9,092     $31,417          $8      $1,837      $10,941

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                  24
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1995
Thousands of Dollars                                                                             ESI
                                                                                               Virginia
                                                 ESI         ESI       ESI Sky       ESI        Power         ESI
                                             SEMASS Corp.  Sierra,      River,    Steamboat,  Services,    Victory,
INCOME STATEMENT                               LP, Inc.      Inc.        Inc.        Inc.        Inc.        Inc.
OPERATING REVENUES                                   $50          $0          $0          $4        $331           $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0           0           0           0           0            0
 Other operations and maintenance                    116          22          21          14          27           12
 Depreciation & amortization                           0           0           0           0           0            0
 Taxes other than income taxes                         0           0           0           0           0            0
    Total operating expenses                         116          22          21          14          27           12
OPERATING INCOME                                     (66)        (22)        (21)        (10)        304          (12)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                      0           0           0           0           0            0
 Preferred stock dividend requirements                 0           0           0           0           0            0
 Other-net                                         4,301           0       3,337           0           0        1,500
    Interest expense and other - net               4,301           0       3,337           0           0        1,500

INCOME BEFORE INCOME TAXES                         4,235         (22)      3,316         (10)        304        1,488

INCOME TAXES                                         878        (100)        451          (3)        118          374

NET INCOME (LOSS)                                  3,357          78       2,865          (7)        186        1,114
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR      (19,399)      2,783       4,153           0         119        2,661
DEDUCT:
 Dividends                                             0           0           0           0           0            0
 Other                                                 0           0           0           0           0            0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR      ($16,042)     $2,861      $7,018         ($7)       $305       $3,775

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                  25
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995
Thousands of Dollars
                                                             ESI      Adjusting
                                               ESI West      WTE          &          ESI
                                               Enfield,  Development,   Elim.    Energy, Inc.
ASSETS                                           Inc.        Inc.      Entries   Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Electric utility plant - at cost                     $0          $0          $0          $0
 Nuclear fuel under capital lease                      0           0           0           0
 Construction work in progress                         0           0           0           0
 Other property                                        0           0           0       1,092
 Less accumulated depr. & amort.                       0           0           0         626
    Total property, plant and eqpt. - net              0           0           0         466

CURRENT ASSETS
 Cash and cash equivalents                             0           0          19          93
 Customer receivables - net                            0           0           0          55
 Materials, supplies & fossil fuel stock               0           0           0           0
 Deferred clause expenses                              0           0           0           0
 Other                                            (7,018)        (10)   (239,130)     31,215
    Total current assets                          (7,018)        (10)   (239,111)     31,363

OTHER ASSETS:
 Special use funds of FPL                              0           0           0           0
 Other investments                                     0       6,165    (261,212)    400,893
 Unamort. debt reacquisition costs of FPL              0           0           0           0
 Other                                                 0           0           0      15,440
    Total other assets                                 0       6,165    (261,212)    416,333

    TOTAL ASSETS                                 ($7,018)     $6,155   ($500,323)   $448,162

CAPITALIZATION
 Common shareholders' equity                     ($6,446)     $6,155   ($241,205)    $84,733
 Pref. stock without sinking fund requirement          0           0           0           0
 Pref. stock with sinking fund requirements            0           0           0           0
 Long-term debt                                        0           0     (16,998)      4,453
    Total capitalization                          (6,446)      6,155    (258,203)     89,186

CURRENT LIABILITIES
 Commercial paper                                      0           0           0           0
 Cur. matur. of long-term debt & pref. stock           0           0           0       7,902
 Accounts payable                                     83           0    (247,461)      2,172
 Customers' deposits                                   0           0           0           0
 Accrued interest and taxes                            0           0           0           0
 Deferred clause revenues                              0           0           0           0
 Other                                                 0           0           0       2,241
    Total current liabilities                         83           0    (247,461)     12,315

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                  (655)          0       5,341     345,354
 Deferred regulatory credit - income taxes             0           0           0           0
 Unamortized investment tax credits                    0           0           0           0
 Other                                                 0           0           0       1,307
    Total other liabilities & deferred credit       (655)          0       5,341     346,661

TOTAL CAPITALIZATION AND LIABILITIES             ($7,018)     $6,155   ($500,323)   $448,162

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                  26
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1995
Thousands of Dollars
                                                             ESI      Adjusting
                                               ESI West      WTE          &          ESI
                                               Enfield,  Development,   Elim.    Energy, Inc.
INCOME STATEMENT                                 Inc.        Inc.      Entries   Consolidated
OPERATING REVENUES                                    $0          $0          $0      $2,386

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0           0           0           0
 Other operations and maintenance                     59           0           0      19,114
 Depreciation & amortization                           0           0           0         145
 Taxes other than income taxes                         0           0           0          42
    Total operating expenses                          59           0           0      19,301
OPERATING INCOME                                     (59)          0           0     (16,915)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                      0           0           0         127
 Preferred stock dividend requirements                 0           0           0           0
 Other-net                                         8,869           0     (42,773)     17,158
    Interest expense and other - net               8,869           0     (42,773)     17,285

INCOME BEFORE INCOME TAXES                         8,810           0     (42,773)        370

INCOME TAXES                                       3,110          10      (3,009)     (1,243)

NET INCOME (LOSS)                                  5,700         (10)    (39,764)      1,613
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR        3,223       3,223     (19,170)          0
DEDUCT:
 Dividends                                             0           0           0       1,613
 Other                                                 0           0           0           0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR        $8,923      $3,213    ($58,934)         $0

PALMS INSURANCE COMPANY, LIMITED AND SUSIDIARY                                                                     27
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995
Thousands of Dollars                                                                Palms
                                                Palms      Palmetto   Adjusting   Insurance
                                              Insurance   Insurance       &        Company,
                                               Company,    Company,     Elim.      Limited
ASSETS                                         Limited     Limited     Entries   Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Electric utility plant - at cost                     $0          $0          $0          $0
 Nuclear fuel under capital lease                      0           0           0           0
 Construction work in progress                         0           0           0           0
 Other property                                        0           0           0           0
 Less accumulated depr. & amort.                       0           0           0           0
    Total property, plant and eqpt. - net              0           0           0           0

CURRENT ASSETS
 Cash and cash equivalents                           407         602           0       1,009
 Customer receivables - net                            0           0           0           0
 Materials, supplies & fossil fuel stock               0           0           0           0
 Deferred clause expenses                              0           0           0           0
 Other                                             2,324       1,657        (991)      2,990
    Total current assets                           2,731       2,259        (991)      3,999

OTHER ASSETS:
 Special use funds of FPL                              0           0           0           0
 Other investments                                 6,658       2,022        (725)      7,955
 Unamort. debt reacquisition costs of FPL              0           0           0           0
 Other                                               372         118           0         490
    Total other assets                             7,030       2,140        (725)      8,445

    TOTAL ASSETS                                  $9,761      $4,399     ($1,716)    $12,444

CAPITALIZATION
 Common shareholders' equity                      $4,290      $1,789       ($725)     $5,354
 Pref. stock without sinking fund requirement          0           0           0           0
 Pref. stock with sinking fund requirements            0           0           0           0
 Long-term debt                                        0           0           0           0
    Total capitalization                           4,290       1,789        (725)      5,354

CURRENT LIABILITIES
 Commercial paper                                      0           0           0           0
 Cur. matur. of long-term debt & pref. stock           0           0           0           0
 Accounts payable                                     29           9           0          38
 Customers' deposits                                   0           0           0           0
 Accrued interest and taxes                            0           0           0           0
 Deferred clause revenues                              0           0           0           0
 Other                                               109         (61)          0          48
    Total current liabilities                        138         (52)          0          86

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                     0           0           0           0
 Deferred regulatory credit - income taxes             0           0           0           0
 Unamortized investment tax credits                    0           0           0           0
 Other                                             5,333       2,662        (991)      7,004
    Total other liabilities & deferred credit      5,333       2,662        (991)      7,004

TOTAL CAPITALIZATION AND LIABILITIES              $9,761      $4,399     ($1,716)    $12,444

PALMS INSURANCE COMPANY, LIMITED AND SUSIDIARY                                                                     28
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1995
Thousands of Dollars                                                                Palms
                                                Palms      Palmetto   Adjusting   Insurance
                                              Insurance   Insurance       &        Company,
                                               Company,    Company,     Elim.      Limited
INCOME STATEMENT                               Limited     Limited     Entries   Consolidated
OPERATING REVENUES                                $2,287       ($172)         $0      $2,115

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0           0           0           0
 Other operations and maintenance                  1,881        (274)          0       1,607
 Depreciation & amortization                           0           0           0           0
 Taxes other than income taxes                         0           0           0           0
    Total operating expenses                       1,881        (274)          0       1,607
OPERATING INCOME                                     406         102           0         508

OTHER INCOME (DEDUCTIONS):
 Interest charges                                     59         (59)          0           0
 Preferred stock dividend requirements                 0           0           0           0
 Other-net                                           991           0        (991)          0
    Interest expense and other - net               1,050         (59)       (991)          0

INCOME BEFORE INCOME TAXES                         1,456          43        (991)        508

INCOME TAXES                                         163          15           0         178

NET INCOME (LOSS)                                  1,293          28        (991)        330
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR        1,823         963           0       2,786
DEDUCT:
 Dividends                                             0           0           0           0
 Other                                                 0           0           0           0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR        $3,116        $991       ($991)     $3,116

TELESAT CABLEVISION, INC. AND SUBSIDIARIES                                                            29
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995
Thousands of Dollars                                       Telesat
                                                         Cablevision  Adjusting    Telesat
                                               Telesat     of South       &      Cablevision
                                             Cablevision   Florida,     Elim.        Inc.
ASSETS                                           Inc.        Inc.      Entries   Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Electric utility plant - at cost                     $0          $0          $0          $0
 Nuclear fuel under capital lease                      0           0           0           0
 Construction work in progress                         0           0           0           0
 Other property                                   15,558           0           0      15,558
 Less accumulated depr. & amort.                   6,513           0           0       6,513
    Total property, plant and eqpt. - net          9,045           0           0       9,045

CURRENT ASSETS
 Cash and cash equivalents                           (58)          0           0         (58)
 Customer receivables - net                          359           0           0         359
 Materials, supplies & fossil fuel stock             164           0           0         164
 Deferred clause expenses                              0           0           0           0
 Other                                            38,742       1,065     (35,815)      3,992
    Total current assets                          39,207       1,065     (35,815)      4,457

OTHER ASSETS:
 Special use funds of FPL                              0           0           0           0
 Other investments                                 3,993      38,369      (3,993)     38,369
 Unamort. debt reacquisition costs of FPL              0           0           0           0
 Other                                               444         374           0         818
    Total other assets                             4,437      38,743      (3,993)     39,187

    TOTAL ASSETS                                 $52,689     $39,808    ($39,808)    $52,689

CAPITALIZATION
 Common shareholders' equity                     $42,692      $3,993     ($3,993)    $42,692
 Pref. stock without sinking fund requirement          0           0           0           0
 Pref. stock with sinking fund requirements            0           0           0           0
 Long-term debt                                        0           0           0           0
    Total capitalization                          42,692       3,993      (3,993)     42,692

CURRENT LIABILITIES
 Commercial paper                                      0           0           0           0
 Cur. matur. of long-term debt & pref. stock           0           0           0           0
 Accounts payable                                     58           0           0          58
 Customers' deposits                                  14           0           0          14
 Accrued interest and taxes                          104           0           0         104
 Deferred clause revenues                              0           0           0           0
 Other                                             1,430      35,815     (35,815)      1,430
    Total current liabilities                      1,606      35,815     (35,815)      1,606

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                 8,046           0           0       8,046
 Deferred regulatory credit - income taxes             0           0           0           0
 Unamortized investment tax credits                    0           0           0           0
 Other                                               345           0           0         345
    Total other liabilities & deferred credit      8,391           0           0       8,391

TOTAL CAPITALIZATION AND LIABILITIES             $52,689     $39,808    ($39,808)    $52,689

TELESAT CABLEVISION, INC. AND SUBSIDIARIES                                                            30
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1995
Thousands of Dollars                                       Telesat
                                                         Cablevision  Adjusting    Telesat
                                               Telesat     of South       &      Cablevision
                                             Cablevision   Florida,     Elim.        Inc.
INCOME STATEMENT                                 Inc.        Inc.      Entries   Consolidated
OPERATING REVENUES                                $7,337          $0          $0      $7,337

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0           0           0           0
 Other operations and maintenance                  5,764           0           0       5,764
 Depreciation & amortization                       1,774           0           0       1,774
 Taxes other than income taxes                       482           0           0         482
    Total operating expenses                       8,020           0           0       8,020
OPERATING INCOME                                    (683)          0           0        (683)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                   (516)          0           0        (516)
 Preferred stock dividend requirements                 0           0           0           0
 Other-net                                         2,314       6,205      (3,812)      4,707
    Interest expense and other - net               1,798       6,205      (3,812)      4,191

INCOME BEFORE INCOME TAXES                         1,115       6,205      (3,812)      3,508

INCOME TAXES                                        (524)      2,393           0       1,869

NET INCOME (LOSS)                                  1,639       3,812      (3,812)      1,639
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR      (30,327)     (1,065)      1,065     (30,327)
DEDUCT:
 Dividends                                         1,639           0           0       1,639
 Other                                                 0      (1,246)      1,246           0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR      ($30,327)     $3,993     ($3,993)   ($30,327)

TELESAT CABLEVISION, INC. AND SUBSIDIARIES                                                                         31
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995
Thousands of Dollars                           Telesat
                                             Cablevision                Cable                              Adjusting
                                               of South     Cable         LP        Cable       Cable          &
                                               Florida,     LP I,      (Pasco),      GP,       LP III,       Elim.
ASSETS                                           Inc.        Inc.        Inc.        Inc.        Inc.       Entries
PROPERTY, PLANT AND EQUIPMENT
 Electric utility plant - at cost                     $0          $0          $0          $0          $0           $0
 Nuclear fuel under capital lease                      0           0           0           0           0            0
 Construction work in progress                         0           0           0           0           0            0
 Other property                                        0           0           0           0           0            0
 Less accumulated depr. & amort.                       0           0           0           0           0            0
    Total property, plant and eqpt. - net              0           0           0           0           0            0

CURRENT ASSETS
 Cash and cash equivalents                             0           0           0           0           0            0
 Customer receivables - net                            0           0           0           0           0            0
 Materials, supplies & fossil fuel stock               0           0           0           0           0            0
 Deferred clause expenses                              0           0           0           0           0            0
 Other                                                 0       1,065           0           0           0            0
    Total current assets                               0       1,065           0           0           0            0

OTHER ASSETS:
 Special use funds of FPL                              0           0           0           0           0            0
 Other investments                                 3,993       2,258       3,264           0      32,847       (3,993)
 Unamort. debt reacquisition costs of FPL              0           0           0           0           0            0
 Other                                                 0         374           0           0           0            0
    Total other assets                             3,993       2,632       3,264           0      32,847       (3,993)

    TOTAL ASSETS                                  $3,993      $3,697      $3,264          $0     $32,847      ($3,993)

CAPITALIZATION
 Common shareholders' equity                      $3,993      $7,467          $0          $0     ($3,474)     ($3,993)
 Pref. stock without sinking fund requirement          0           0           0           0           0            0
 Pref. stock with sinking fund requirements            0           0           0           0           0            0
 Long-term debt                                        0           0           0           0           0            0
    Total capitalization                           3,993       7,467           0           0      (3,474)      (3,993)

CURRENT LIABILITIES
 Commercial paper                                      0           0           0           0           0            0
 Cur. matur. of long-term debt & pref. stock           0           0           0           0           0            0
 Accounts payable                                      0           0           0           0           0            0
 Customers' deposits                                   0           0           0           0           0            0
 Accrued interest and taxes                            0           0           0           0           0            0
 Deferred clause revenues                              0           0           0           0           0            0
 Other                                                 0      (3,770)      3,264           0      36,321            0
    Total current liabilities                          0      (3,770)      3,264           0      36,321            0

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                     0           0           0           0           0            0
 Deferred regulatory credit - income taxes             0           0           0           0           0            0
 Unamortized investment tax credits                    0           0           0           0           0            0
 Other                                                 0           0           0           0           0            0
    Total other liabilities & deferred credit          0           0           0           0           0            0

TOTAL CAPITALIZATION AND LIABILITIES              $3,993      $3,697      $3,264          $0     $32,847      ($3,993)

TELESAT CABLEVISION, INC. AND SUBSIDIARIES                                                                         32
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1995
Thousands of Dollars                           Telesat
                                             Cablevision                Cable                              Adjusting
                                               of South     Cable         LP        Cable       Cable          &
                                               Florida,     LP I,      (Pasco),      GP,       LP III,       Elim.
INCOME STATEMENT                                 Inc.        Inc.        Inc.        Inc.        Inc.       Entries
OPERATING REVENUES                                    $0          $0          $0          $0          $0           $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0           0           0           0           0            0
 Other operations and maintenance                      0           0           0           0           0            0
 Depreciation & amortization                           0           0           0           0           0            0
 Taxes other than income taxes                         0           0           0           0           0            0
    Total operating expenses                           0           0           0           0           0            0
OPERATING INCOME                                       0           0           0           0           0            0

OTHER INCOME (DEDUCTIONS):
 Interest charges                                      0           0           0           0           0            0
 Preferred stock dividend requirements                 0           0           0           0           0            0
 Other-net                                         3,812      11,861           0           0      (5,656)      (3,812)
    Interest expense and other - net               3,812      11,861           0           0      (5,656)      (3,812)

INCOME BEFORE INCOME TAXES                         3,812      11,861           0           0      (5,656)      (3,812)

INCOME TAXES                                           0       4,575           0           0      (2,182)           0

NET INCOME (LOSS)                                  3,812       7,286           0           0      (3,474)      (3,812)
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR       (1,065)     (1,065)          0           0           0        1,065
DEDUCT:
 Dividends                                             0           0           0           0           0            0
 Other                                            (1,246)     (1,246)          0           0           0        1,246
RETAINED EARNINGS (DEFICIT) AT END OF YEAR        $3,993      $7,467          $0          $0     ($3,474)     ($3,993)

TELESAT CABLEVISION, INC. AND SUBSIDIARIES            33
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995                              Telesat
Thousands of Dollars                         Cablevision
                                               of South
                                               Florida,
                                                 Inc.
ASSETS                                       Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Electric utility plant - at cost                     $0
 Nuclear fuel under capital lease                      0
 Construction work in progress                         0
 Other property                                        0
 Less accumulated depr. & amort.                       0
    Total property, plant and eqpt. - net              0

CURRENT ASSETS
 Cash and cash equivalents                             0
 Customer receivables - net                            0
 Materials, supplies & fossil fuel stock               0
 Deferred clause expenses                              0
 Other                                             1,065
    Total current assets                           1,065

OTHER ASSETS:
 Special use funds of FPL                              0
 Other investments                                38,369
 Unamort. debt reacquisition costs of FPL              0
 Other                                               374
    Total other assets                            38,743

    TOTAL ASSETS                                 $39,808

CAPITALIZATION
 Common shareholders' equity                      $3,993
 Pref. stock without sinking fund requirement          0
 Pref. stock with sinking fund requirements            0
 Long-term debt                                        0
    Total capitalization                           3,993

CURRENT LIABILITIES
 Commercial paper                                      0
 Cur. matur. of long-term debt & pref. stock           0
 Accounts payable                                      0
 Customers' deposits                                   0
 Accrued interest and taxes                            0
 Deferred clause revenues                              0
 Other                                            35,815
    Total current liabilities                     35,815

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                     0
 Deferred regulatory credit - income taxes             0
 Unamortized investment tax credits                    0
 Other                                                 0
    Total other liabilities & deferred credit          0

TOTAL CAPITALIZATION AND LIABILITIES             $39,808

TELESAT CABLEVISION, INC. AND SUBSIDIARIES            34
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1995                              Telesat
Thousands of Dollars                         Cablevision
                                               of South
                                               Florida,
                                                 Inc.
INCOME STATEMENT                             Consolidated
OPERATING REVENUES                                    $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0
 Other operations and maintenance                      0
 Depreciation & amortization                           0
 Taxes other than income taxes                         0
    Total operating expenses                           0
OPERATING INCOME                                       0

OTHER INCOME (DEDUCTIONS):
 Interest charges                                      0
 Preferred stock dividend requirements                 0
 Other-net                                         6,205
    Interest expense and other - net               6,205

INCOME BEFORE INCOME TAXES                         6,205

INCOME TAXES                                       2,393

NET INCOME (LOSS)                                  3,812
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR       (1,065)
DEDUCT:
 Dividends                                             0
 Other                                            (1,246)
RETAINED EARNINGS (DEFICIT) AT END OF YEAR        $3,993

TURNER FOODS CORPORATION AND SUBSIDIARIES                                                                          35
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995
Thousands of Dollars                                                             Agricultural
                                                                         Avon     Management
                                                Turner                  Citrus     Services      AMS        Turner
                                                Foods       Turner     Nursery,    Company     Realty,   Aquaculture,
ASSETS                                       Corporation Corporation     Inc.        Inc.        Inc.        Inc.
PROPERTY, PLANT AND EQUIPMENT
 Electric utility plant - at cost                     $0          $0          $0          $0          $0           $0
 Nuclear fuel under capital lease                      0           0           0           0           0            0
 Construction work in progress                         0           0           0           0           0            0
 Other property                                  111,855      63,584       1,843           0          15            0
 Less accumulated depr. & amort.                  18,235      14,728         487           0          14            0
    Total property, plant and eqpt. - net         93,620      48,856       1,356           0           1            0

CURRENT ASSETS
 Cash and cash equivalents                         2,959          55           0           0           0            0
 Customer receivables - net                        1,803         115           4           0         123            3
 Materials, supplies & fossil fuel stock          15,789         681         136           0           0            0
 Deferred clause expenses                              0           0           0           0           0            0
 Other                                             7,033           7           0          12           0           10
    Total current assets                          27,584         858         140          12         123           13

OTHER ASSETS:
 Special use funds of FPL                              0           0           0           0           0            0
 Other investments                                     0         113           0           0           0            0
 Unamort. debt reacquisition costs of FPL              0           0           0           0           0            0
 Other                                                48           6           0          13           0          190
    Total other assets                                48         119           0          13           0          190

    TOTAL ASSETS                                $121,252     $49,833      $1,496         $25        $124         $203

CAPITALIZATION
 Common shareholders' equity                     $98,432     $36,491      $2,101        $524       ($104)        $327
 Pref. stock without sinking fund requirement          0           0           0           0           0            0
 Pref. stock with sinking fund requirements            0           0           0           0           0            0
 Long-term debt                                        0           0           0           0           0            0
    Total capitalization                          98,432      36,491       2,101         524        (104)         327

CURRENT LIABILITIES
 Commercial paper                                      0           0           0           0           0            0
 Cur. matur. of long-term debt & pref. stock           0           0           0           0           0            0
 Accounts payable                                  2,173           1           0           0           0            0
 Customers' deposits                                  55           0           0           0         121            0
 Accrued interest and taxes                           15           0           0           0           0            0
 Deferred clause revenues                              0           0           0           0           0            0
 Other                                                 0           0           0           0           0            0
    Total current liabilities                      2,243           1           0           0         121            0

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                20,577      13,341        (605)       (499)        107         (124)
 Deferred regulatory credit - income taxes             0           0           0           0           0            0
 Unamortized investment tax credits                    0           0           0           0           0            0
 Other                                                 0           0           0           0           0            0
    Total other liabilities & deferred credit     20,577      13,341        (605)       (499)        107         (124)

TOTAL CAPITALIZATION AND LIABILITIES            $121,252     $49,833      $1,496         $25        $124         $203

TURNER FOODS CORPORATION AND SUBSIDIARIES                                                                          36
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1995
Thousands of Dollars                                                             Agricultural
                                                                         Avon     Management
                                                Turner                  Citrus     Services      AMS        Turner
                                                Foods       Turner     Nursery,    Company     Realty,   Aquaculture,
INCOME STATEMENT                             Corporation Corporation     Inc.        Inc.        Inc.        Inc.
OPERATING REVENUES                               $28,883     $10,918        $158       ($149)       $128           $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0           0           0           0           0            0
 Other operations and maintenance                 21,588       7,355         153           0         121            0
 Depreciation & amortization                       3,012       1,880          71           0           0            0
 Taxes other than income taxes                         0           0           0           0           0            0
    Total operating expenses                      24,600       9,235         224           0         121            0
OPERATING INCOME                                   4,283       1,683         (66)       (149)          7            0

OTHER INCOME (DEDUCTIONS):
 Interest charges                                      0           0           0           0           0            0
 Preferred stock dividend requirements                 0           0           0           0           0            0
 Other-net                                         1,162          45          (1)         11           0           18
    Interest expense and other - net               1,162          45          (1)         11           0           18

INCOME BEFORE INCOME TAXES                         5,445       1,728         (67)       (138)          7           18

INCOME TAXES                                       1,582         870         (14)          1           4            5

NET INCOME (LOSS)                                  3,863         858         (53)       (139)          3           13
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR       11,057      19,583         573      (1,435)         43         (992)
DEDUCT:
 Dividends                                         3,863           0           0           0           0            0
 Other                                                 0           0           0           0           0            0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR       $11,057     $20,441        $520     ($1,574)        $46        ($979)

TURNER FOODS CORPORATION AND SUBSIDIARIES                                                                          37
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995
Thousands of Dollars
                                              Adjusting     Turner
                                                  &         Foods
                                                Elim.    Corporation
ASSETS                                         Entries   Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Electric utility plant - at cost                     $0          $0
 Nuclear fuel under capital lease                      0           0
 Construction work in progress                         0           0
 Other property                                        0     177,297
 Less accumulated depr. & amort.                       0      33,464
    Total property, plant and eqpt. - net              0     143,833

CURRENT ASSETS
 Cash and cash equivalents                             0       3,014
 Customer receivables - net                            0       2,048
 Materials, supplies & fossil fuel stock               0      16,606
 Deferred clause expenses                              0           0
 Other                                                 0       7,062
    Total current assets                               0      28,730

OTHER ASSETS:
 Special use funds of FPL                              0           0
 Other investments                                     0         113
 Unamort. debt reacquisition costs of FPL              0           0
 Other                                                 0         257
    Total other assets                                 0         370

    TOTAL ASSETS                                      $0    $172,933

CAPITALIZATION
 Common shareholders' equity                          $0    $137,771
 Pref. stock without sinking fund requirement          0           0
 Pref. stock with sinking fund requirements            0           0
 Long-term debt                                        0           0
    Total capitalization                               0     137,771

CURRENT LIABILITIES
 Commercial paper                                      0           0
 Cur. matur. of long-term debt & pref. stock           0           0
 Accounts payable                                      0       2,174
 Customers' deposits                                   0         176
 Accrued interest and taxes                            0          15
 Deferred clause revenues                              0           0
 Other                                                 0           0
    Total current liabilities                          0       2,365

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                     0      32,797
 Deferred regulatory credit - income taxes             0           0
 Unamortized investment tax credits                    0           0
 Other                                                 0           0
    Total other liabilities & deferred credit          0      32,797

TOTAL CAPITALIZATION AND LIABILITIES                  $0    $172,933

TURNER FOODS CORPORATION AND SUBSIDIARIES                                                                          38
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1995
Thousands of Dollars
                                              Adjusting     Turner
                                                  &         Foods
                                                Elim.    Corporation
INCOME STATEMENT                               Entries   Consolidated
OPERATING REVENUES                                    $0     $39,938

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0           0
 Other operations and maintenance                      0      29,217
 Depreciation & amortization                           0       4,963
 Taxes other than income taxes                         0           0
    Total operating expenses                           0      34,180
OPERATING INCOME                                       0       5,758

OTHER INCOME (DEDUCTIONS):
 Interest charges                                      0           0
 Preferred stock dividend requirements                 0           0
 Other-net                                          (682)        553
    Interest expense and other - net                (682)        553

INCOME BEFORE INCOME TAXES                          (682)      6,311

INCOME TAXES                                           0       2,448

NET INCOME (LOSS)                                   (682)      3,863
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR      (17,772)     11,057
DEDUCT:
 Dividends                                             0       3,863
 Other                                                 0           0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR      ($18,454)    $11,057

      FPL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS


1.     Entities for which Separate Financial Statements are not
       Presented

       The following subsidiaries of the Claimant have had no financial activity during the year. Accordingly, financial information for these companies is not provided.

       -  ESI Antilles, Inc.
       -  ESI Australia II, Inc.
       -  ESI Cherokee GP, Inc.
       -  ESI Cherokee LP, Inc.
       -  CH Ormesa, Inc.
       -  CH POSDEF, Inc.
       -  ESI Dixie Valley LP, Inc.
       -  ESI Dominican Republic, Inc.
       -  ESI Jonesboro LP, Inc.
       -  ESI Operating Services, Inc.
       -  ESI Panama, Inc.
       -  ESI Philippines, Inc.
       -  ESI URI, Inc.
       -  ESI West Enfield LP, Inc.
       -  Cable LP II Inc.
       -  River Run Caretaking Service, Inc.

       Separate financial statements are not maintained for the following subsidiaries due to immateriality.

       -  Colonial Penn Capital Holdings, Inc.
       -  Praxis Group, Inc.
       -  Qualtec Professional Services, Inc.
       -  Alpha Joshua (Prime), Inc.
       -  Alpha Mariah (Prime), Inc.
       -  Beta Mariah (Prime), Inc.
       -  Beta Willow (Prime), Inc.

       Separate financial statements are not presented for Bay
       Loan and Investment Bank since it is classified as discontinued operations.

2.     Not-for-Profit Corporations

       FPL Group Foundation (the Foundation) is a private foundation organized as a not for profit corporation to provide for the centralized evaluation and coordination of charitable activities of FPL Group, Inc. and its subsidiaries. FPL Historical Museum (the Museum) is a not-for-profit corporation formed to collect and preserve tangible objects that help interpret or describe the history of Florida Power & Light Company. The Foundation and the Museum operate independently of FPL Group, Inc., and consolidation of their not-for-profit financial statements with FPL Group, Inc.'s financial statements is not appropriate. Total assets of the Foundation and the Museum were approximately $3.9 million and $.2 million, respectively, at December 31, 1995.

3.     Sale of Subsidiaries

       Qualtec Quality Services, Inc. was sold in 1995.

Claimant has caused this statement to be duly executed on its behalf by its authorized officer this 28th day of February, 1996.




              FPL Group, Inc.



           By: M. W. YACKIRA
               M. W. Yackira
     Vice President, Finance and Chief
             Financial Officer





(Corporate Seal)





Attest:





D. P. COYLE
D. P. Coyle, General Counsel and Secretary




Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

M. W. Yackira
Vice President, Finance and Chief Financial Officer
FPL Group, Inc.
700 Universe Boulevard
Juno Beach, FL 33408

                                   EXHIBIT B

The Financial Data Schedule is included as Exhibit 27 at the conclusion of this document.

                                   EXHIBIT C


An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

FPL Group, Inc. (Claimant)
        *     FPL Group Capital Inc
         **     ESI Energy, Inc.
           *** ESI Doswell, Inc.
           *** ESI LP, Inc.

ESI Doswell, Inc. and ESI LP, Inc. each own a limited partnership interest in Doswell Limited Partnership (Doswell LP), an EWG. These interests in the aggregate will average approximately 43% over the life of the partnership. Because such partnership interests do not constitute voting securities of Doswell LP, Doswell LP is not a subsidiary of Claimant. Accordingly, no financial statements of Doswell LP are required herewith.

                                                         APPENDIX 1
                       SUBSIDIARIES OF FPL GROUP, INC.


                                    Jurisdic-
                                    tion of
                                    Incor-
              Name                  poration        Location                        Nature of Business
FLORIDA POWER & LIGHT COMPANY       Florida     Juno Beach, FL        Operates as an electric utility company.

*FPL Enersys, Inc.                  Florida     Miami, FL             Holds the stock of a subsidiary which was
                                                                      formed to provide ongoing services to
                                                                      implement energy programs.

  **FPL Energy Services, Inc.       Florida     Miami, FL             Formed to provide ongoing services to
                                                                      implement energy programs.

*KPB Financial Corp.                Delaware    Wilmington, DE        Manages financial assets.

*Land Resources Investment Co.      Florida     Juno Beach, FL        Holds real property used or to be used by FPL.

FPL GROUP CAPITAL INC               Florida     Juno Beach, FL        Holds the stock of and provides the funding
                                                                      for the operating companies other than FPL.

*Alandco Inc.                       Florida     North Palm Beach,     Holds real estate investments.
                                                FL

  **Alandco I, Inc.                 Florida     North Palm Beach,     Holds real estate investments.
                                                FL

  **Alandco/Cascade, Inc.           Florida     North Palm Beach,     Holds real estate investments.
                                                FL

  **TWC Sixty-Three, Inc.           Florida     North Palm Beach,     Inactive.
                                                FL

*ESI Energy, Inc.                   Florida     West Palm Beach, FL   Holds the stock of subsidiaries participating
                                                                      in energy production projects and leveraged
                                                                      leases.

  **Alpha Joshua (Prime), Inc.      California  San Francisco, CA     Owns a general partnership interest in a
                                                                      transmission line.

  **Alpha Mariah (Prime), Inc.      California  San Francisco, CA     Owns a general partnership interest in a
                                                                      transmission line.

  **Beta Mariah (Prime), Inc.       California  San Francisco, CA     Owns a general partnership interest in a
                                                                      transmission line.

  **Beta Willow (Prime), Inc.       California  San Francisco, CA     Owns a general partnership interest in a
                                                                      transmission line.

  **ESI Antilles, Inc.              Florida     West Palm Beach, FL   Participates in a floating barge power plant
                                                                      project.

  **ESI Antilles LP, Inc.           Florida     West Palm Beach, FL   Participates in a floating barge power plant
                                                                      project.

  **ESI Australia II, Inc.          Delaware    West Palm Beach, FL   Formed to develop waste coal energy
                                                                      projects.

  **ESI Bay Area, Inc.              Florida     West Palm Beach, FL   Participates in a wind-powered project.

  **ESI Brady, Inc.                 Florida     West Palm Beach, FL   Participates in a geothermal project.

  **ESI California Holdings, Inc.   California  San Francisco, CA     Holds the stock of subsidiaries
                                                                      participating in energy projects.

    ***CH Ormesa, Inc.              Florida     West Palm Beach, FL   Participates in a geothermal project.

    ***CH Ormesa LP, Inc.           Florida     West Palm Beach, FL   Participates in a geothermal project.

    ***CH POSDEF, Inc.              Florida     West Palm Beach, FL   Participates in a coal project.

    ***CH POSDEF LP, Inc.           Florida     West Palm Beach, FL   Participates in a coal project.

    ***ESI Sky River, Inc.          Florida     West Palm Beach, FL   Participates in a wind-powered project.

  **ESI Cherokee GP, Inc.           Florida     West Palm Beach, FL   Participates in a gas-fired co-generation
                                                                      project.

  **ESI Cherokee LP, Inc.           Florida     West Palm Beach, FL   Participates in a gas-fired co-generation
                                                                      project.

  **ESI Dixie Valley, Inc.          Florida     West Palm Beach, FL   Participates in a geothermal project.

  **ESI Dixie Valley LP,Inc.        Florida     West Palm Beach, FL   Participates in a geothermal project.

  **ESI Dominican Republic, Inc.    Florida     West Palm Beach, FL   Formed to pursue energy-related business
                                                                      opportunities in the Dominican Republic.

  **ESI Doswell, Inc.               Florida     West Palm Beach, FL   Participates in a natural gas project.

  **ESI Double "C", Inc.            Florida     West Palm Beach, FL   Participates in a natural gas project.

  **ESI Ebensburg, Inc.             Florida     West Palm Beach, FL   Participates in a waste-to-energy project.

  **ESI Geothermal Inc.             Florida     West Palm Beach, FL   Participates in a geothermal project.

  **ESI Geothermal II Inc.          Florida     West Palm Beach, FL   Participates in a geothermal project.

  **ESI Jonesboro, Inc.             Florida     West Palm Beach, FL   Participates in a wood-burning electric
                                                                      generating project.

  **ESI Jonesboro LP, Inc.          Florida     West Palm Beach, FL   Participates in a wood-burning electric
                                                                      generating project.

  **ESI Kern Front, Inc.            Florida     West Palm Beach, FL   Participates in a natural gas project.

  **ESI LP, Inc.                    Florida     West Palm Beach, FL   Formed to invest in partnerships.

  **ESI Montgomery County, Inc.     Florida     West Palm Beach, FL   Participates in a waste-to-energy project.

  **ESI Multitrade LP, Inc.         Florida     West Palm Beach, FL   Owns a limited partner ownership interest
                                                                      in a wood-burning electric generating
                                                                      project.

  **ESI Operating Services, Inc.    Florida     West Palm Beach, FL   Provides operating and maintenance services
                                                                      and full procurement for projects.

    ***ESI Virginia Power           Florida     West Palm Beach, FL   Performs operating and maintenance services at
       Services, Inc.                                                 projects.

  **ESI Panama, Inc.                Florida     West Palm Beach, FL   Participates in a 100 mw thermal power
                                                                      project.

  **ESI Philippines, Inc.           Florida     West Palm Beach, FL   Formed to pursue energy-related business
                                                                      opportunities in the Philippines.

  **ESI Pittsylvania, Inc.          Florida     West Palm Beach, FL   Participates in a wood-burning electric
                                                                      generating project.

  **ESI San Emidio, Inc.            Florida     West Palm Beach, FL   Participates in the development of a geothermal
                                                                      project.

  **ESI SEMASS Corp. LP, Inc.       Florida     West Palm Beach, FL   Participates in a waste-to-energy project.

  **ESI Sierra, Inc.                Florida     West Palm Beach, FL   Participates in a natural gas project.

  **ESI Steamboat, Inc.             Florida     West Palm Beach, FL   Formed to service a loan.

  **ESI URI, Inc.                   Florida     West Palm Beach, FL   Participates in the development of a natural
                                                                      gas project.

  **ESI Victory, Inc.               Florida     West Palm Beach, FL   Participates in a wind-powered project.

  **ESI West Enfield, Inc.          Florida     West Palm Beach, FL   Participates in a wood-burning electric
                                                                      generating project.

  **ESI West Enfield LP, Inc.       Florida     West Palm Beach, FL   Participates in a wood-burning electric
                                                                      generating project.

  **ESI WTE Development, Inc.       Florida     West Palm Beach, FL   Participates in a waste-to-energy project.

  **FPL Investments Inc             Florida     West Palm Beach, FL   Manages a leveraged lease portfolio.

  **Harper Lake Operations, Inc.    California  San Francisco, CA     Formed to operate a solar electric generating
                                                                      system.

  **Hyperion VIII, Inc.             Florida     West Palm Beach, FL   Participates in a solar electric generating
                                                                      system.

  **Hyperion IX, Inc.               Florida     West Palm Beach, FL   Participates in a solar electric
                                                                      generating system.

  **MES Financial Corp.             Delaware    Wilmington, DE        Formed to hold bonds and loans
                                                                      receivable.

*FPL Holdings Inc                   Florida     Juno Beach, FL        Holds certain fixed assets used by
                                                                      FPL Group, Inc.

  **Colonial Penn Capital           Delaware    Philadelphia, PA      Holds the stock of Bay Loan and Investment
    Holdings, Inc.                                                    Bank.

    ***Bay Loan and Investment      Rhode       Providence, RI        Holds commercial and consumer loans and time
       Bank                         Island                            deposits.  Bay Loan was reclassified to dis-
                                                                      continued operations in 1991; therefore no
                                                                      financial statements are presented.

*MBR Services, Inc.                 Florida     Juno Beach, FL        Performs out-sourced meter reading, billing
                                                                      and remittance processing services to
                                                                      other utilities.

*Palms Insurance Company,           Cayman      Cayman                Operates as a captive insurance company
 Limited                            Islands     Islands               primarily engaged in reinsuring liability
                                    British     British West          insurance coverage for FPL Group, Inc.
                                    West        Indies                and its subsidiaries.
                                    Indies

  **Palmetto Insurance              Cayman      Cayman                Operates as a captive insurance company
    Company, Limited                Islands     Islands               primarily engaged in reinsuring liability
                                    British     British West          insurance coverage for FPL Group, Inc.
                                    West        Indies                and its subsidiaries.
                                    Indies

*Praxis Group, Inc.                 Delaware    Miami, FL             Holds certain immaterial assets and
                                                                      liabilities, but no longer actively in business.

*QualTec Professional               Florida     Palm Beach            Holds certain immaterial assets and
 Services, Inc.                                 Gardens, FL           liabilities, but no longer actively in
                                                                      business.

*Telesat Cablevision, Inc.          Florida     Pompano Beach, FL     Provides cable television service in Florida.

  **Telesat Cablevision of          Florida     Pompano Beach, FL     Holds the stock of subsidiaries involved
    South Florida, Inc.                                               in cable partnerships.

    ***Cable GP, Inc.               Florida     Pompano Beach, FL     Owns a general partnership interest in a
                                                                      cable television joint venture.

    ***Cable LP I, Inc.             Florida     Pompano Beach, FL     Owns limited partnership interests in
                                                                      cable television joint ventures.


    ***Cable LP II, Inc.            Florida     Pompano Beach, FL     Inactive.

    ***Cable LP III, Inc.           Florida     Pompano Beach, FL     Owns a limited partnership interest in a
                                                                      cable television joint venture.

    ***Cable LP (Pasco), Inc.       Florida     Pompano Beach, FL     Owns a limited partnership interest in a
                                                                      cable television joint venture.

*Turner Foods Corporation           Florida     Punta Gorda, FL       Holds the stock of subsidiaries which own and
                                                                      operate an agricultural real estate brokerage
                                                                      business, citrus groves and citrus nurseries
                                                                      in Florida.

  **Agriculture Management          Florida     Punta Gorda, FL       The physical assets of the company were sold
    Services Company, Inc.                                            during October 1993.  The company now holds
                                                                      a mortgage receivable secured by these assets.

    ***AMS Realty, Inc.             Florida     Punta Gorda, FL       Operates an agricultural real estate brokerage
                                                                      business.

   ***River Run Caretaking          Florida     Punta Gorda, FL       Operates as a corporation formed to manage
       Service, Inc.                                                  groves for third parties.

    ***Turner Aquaculture, Inc.     Florida     Punta Gorda, FL       The physical assets of the company were sold
                                                                      during 1992.  The company now holds a mortgage
                                                                      receivable secured by these assets.

  **Avon Citrus Nursery, Inc.       Florida     Avon Park, FL         Operates citrus nurseries and citrus groves.

  **Turner Corporation              Florida     Immokalee, FL         Operates citrus groves.

CAS INVESTMENTS, INC.               Delaware    Wilmington, DE        Owns investment securities.

                                  APPENDIX 2
PROPERTIES OF FLORIDA POWER & LIGHT COMPANY


Generating Facilities.   As of December 31, 1995, FPL had the
following generating facilities:

                                                                        No. of                  Net Warm Weather
                 Facility                            Location           Units      Fuel      Peaking Capability (mw)
STEAM TURBINES
  Cape Canaveral .........................     Cocoa, FL                   2      Oil/Gas              810
  Cutler .................................     Miami, FL                   2      Gas                  215
  Fort Myers .............................     Fort Myers, FL              2      Oil                  538
  Manatee ................................     Parrish, FL                 2      Oil                1,638
  Martin .................................     Indiantown, FL              2      Oil/Gas            1,638
  Port Everglades ........................     Port Everglades, FL         4      Oil/Gas            1,237
  Riviera ................................     Riviera Beach, FL           2      Oil/Gas              580
  St. Johns River Power Park .............     Jacksonville, FL            2      Coal                 250(1)
  St. Lucie ..............................     Hutchinson Island, FL       2      Nuclear            1,553(2)
  Sanford ................................     Lake Monroe, FL             3      Oil/Gas              934
  Scherer ................................     Monroe County, GA           1      Coal                 625(3)
  Turkey Point ...........................     Florida City, FL            2      Oil/Gas              810
                                                                           2      Nuclear            1,332
COMBINED CYCLE
  Lauderdale .............................     Dania, FL                   2      Gas/Oil              860
  Martin .................................     Indiantown, FL              2      Gas                  860
  Putnam .................................     Palatka, FL                 2      Gas/Oil              498
COMBUSTION TURBINES
  Fort Myers .............................     Fort Myers, FL             12      Oil                  624
  Lauderdale .............................     Dania, FL                  24      Oil/Gas              864
  Port Everglades ........................     Port Everglades, FL        12      Oil/Gas              432
DIESEL UNITS
  Turkey Point ...........................     Florida City, FL            5      Oil                   14
TOTAL ....................................                                                          16,312

(1)    Represents FPL's 20% individual ownership interest in SJRPP Units Nos. 1 and 2, which are jointly owned with the JEA.
(2)    Excludes Orlando Utilities Commission's and the FMPA's combined share of approximately 15% of St. Lucie Unit No. 2.
(3)    Represents FPL's approximately 76% ownership of Scherer Unit No. 4, which is jointly owned with the JEA.

Transmission and Distribution. FPL owns and operates 470 substations with a total capacity of 102,052,570 kva. Electric transmission and distribution lines owned and in service as of December 31, 1995 are as follows:

                                                                           Overhead Lines     Trench and Submarine
                          Nominal Voltage                                    Pole Miles           Cable Miles
500 kv ............................................................             1,050(1)                  -
230 kv ............................................................             2,476                    31
138 kv ............................................................             1,487                    48
115 kv ............................................................               675                     -
 69 kv ............................................................               167                    15
Less than 69 kv ...................................................            18,719                38,584
Total .............................................................            24,574                38,678

(1)    Includes approximately 80 miles owned jointly with the JEA.